Exh. 12(a)(6)

                          THE FRANCE GROWTH FUND, INC.
                                 666 3RD AVENUE
                            NEW YORK, NEW YORK 10017


Date:  December 18, 2000                      Contact:  Steven M. Cancro, Esq.
                                              Vice President and Secretary
                                              (646) 658 - 3663


The Board of Directors of The France Growth Fund, Inc. (the "Fund") (NYSE: FRF) announced today that it has authorized the Fund to conduct a tender offer for Fund shares. The tender offer will be conducted during the first quarter of 2001 and is part of the Fund's continuing effort to promote shareholder value. Under the terms approved by all of the directors present at the meeting, the Fund will commence a tender offer for up to 20% of the Fund's outstanding shares, representing 3,019,000 shares, at a price equal to 98% of the Fund's net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day following the expiration of the offer. A committee of the Board has been established to determine additional terms and conditions of the tender offer. The Fund will commence the tender offer only after notifying all stockholders of the specific terms and conditions of the offer through an Offer to Purchase and related documents.

The Board also announced that it has nominated the following individuals to stand for election to the Board as Class I directors at the 2001 annual meeting of stockholders: Jean A. Arvis, Pierre H.R. Daviron, Dirk Kipp and John W. Spurdle Jr. All of the nominees except for Mr. Kipp currently serve as directors of the Fund. Mr. Kipp is a director of Bankgesellshaft Berlin AG, the Fund's largest shareholder. In addition, the Board announced that Bernard Chauvel has tendered his resignation from the Board and as President of the Fund effective in the spring of 2001. The Board intends to accept a nominee of Bankgesellschaft Berlin AG to fill the director vacancy created by Mr. Chauvel's resignation from the Board.

Finally, the Board announced that it has approved certain amendments to its Bylaws with respect to the calling of special meetings by stockholders which will take effect during 2001 and calling a special meeting by directors which takes effect immediately.

The France Growth Fund with assets of approximately $190 million is a closed-end fund listed on The New York Stock Exchange. The Fund is a diversified, closed-end management investment company whose objective is long-term capital appreciation through investment primarily in French equity securities. The Fund's investment adviser is Indocam International Investment Services, which is part of the Indocam Asset Management Group, an indirect wholly-owned subsidiary of the Credit Agricole Group.

OTHER IMPORTANT INFORMATION. The tender offer described in this announcement has not yet commenced. As soon as the tender offer commences, the Fund will file a tender offer statement with the Securities and Exchange Commission (the "Commission"). Stockholders should read the tender offer statement when it becomes available because it will contain important information about the tender offer. Stockholders can obtain a tender offer statement, and other documents that are filed with the Commission for free when they are available on the Commission's Web site at http://www.sec.gov. Also, stockholders may write or call the Fund requesting these documents which the Fund will send to them for free when they are available:

--       Tender offer statement (except for exhibits)
--       Offer to purchase
--       Letter of transmittal
--       Notice of guaranteed delivery

Stockholders can call or write Mr. Cancro at the number or address listed above.